September 22, 2005
Zip+4 Code:  20549-3561

Via Fax & U.S. Mail

Mr. Lawrence Honig
Chief Executive Officer
Centerplate, Inc.
201 East Broad Street
Spartanburg, South Carolina 29306

RE:	Centerplate, Inc. (the "Company")
	Form 10-K for the Fiscal Year Ended December 28, 2004
	Form 10-Q for the Quarter Ended March 29, 2005
	Form 10-Q for the Quarter Ended June 28, 2005
	File No. 001-31904

Dear Mr. Honig:

      We have reviewed your filings that are referenced above. We have limited our review to your financial statements and related disclosures, and we have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 28, 2004

Item 1.  Business

Clients and Services, page 2

1. We note per the business section of your document and your website that your company offers catering services, concession services, management services, and merchandise and program sales services. Please disclose the revenues from external customers for each of your major services. Refer to the requirements of paragraph 37 of SFAS No.
131.

Item 3. Legal Proceedings, page 10

8.  Commitments and Contingencies, page F-20

2. We note per your discussion of legal proceedings in your Form
10-K
that Service America, one of your subsidiaries, entered into a settlement agreement with Pharmacia Corp. and Solutia Inc. to resolve all of Service America`s alleged liability for past and future environmental remediation costs at a site in Illinois. Although we note per your Form 10-Q for the period ended June 28, 2005 that the settlement agreement was not approved by the court until June 9, 2005, it would appear that it was at least a reasonable possibility that your company had incurred a liability associated with the remediation costs at December 31, 2005. Furthermore, we note that the acceptance of the settlement agreement by the Pharmacia and Solutia may indicate that it was probable that such liability had been incurred and that the liability could be estimated at December 31, 2004. As such, please tell us and disclose the amount of your company`s settlement with Pharmacia and Solutia, and indicate whether you have accrued a liability for your company`s portion of the environmental remediation costs at December 31, 2004, based upon the settlement amount. If no liability for the remediation costs has been accrued by your company, please tell us why you believe that it was not necessary to record a charge and please disclose an estimate of your company`s possible loss or range of loss associated with the environmental remediation. Please refer to the requirements of paragraphs 8 through 10 of SFAS
No. 5.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operation

Critical Accounting Policies

- Recoverability of Property.....and Other Intangible Assets, page
19

3. We note per your disclosures in the "Critical Accounting Policies" section of your document that you account for your company`s trademarks as indefinite-life intangible assets. Paragraph 11 of SFAS
No. 142 states that the useful life of an intangible asset (to an entity) is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. Please tell us why you believe that your company`s trademarks will contribute indefinitely to the future cash flows of your company.


Outlook, page 25

4. We note per page 28 of the document that a number of major league sports teams have announced their intentions to build or obtain new stadiums. We also note per page 31 in the "Cautionary Statement Regarding Forward-Looking Statements" section of your document that if a sports team tenant of a facility that your company serves relocates or the ownership of a facility you serve changes, your company may lose the contract for that facility. As such, to the extent known, we believe that you should expand the disclosures in the MD&A section of your document to discuss the impact that the building of new stadiums is expected to have on your results of operations. For example, to the extent that your company currently holds long-term contracts at facilities where the occupying sports teams are currently building new stadiums, please discuss (1) your company`s financial exposure to the loss of long-term contracts that may be at risk, (2) whether your company has begun renegotiations for contracts that may be at risk, and (3) the transferability of contracts that may be at risk.

Liquidity and Capital Resources, page 25

5. We note per the "Liquidity and Capital Resources" section of your document that your company received an aggregate of approximately $16.5 million as a result of certain clients exercising their right to return all or a portion of the unamortized capital investment made by your company to acquire their respective contracts. Please tell us and expand upon your disclosures in MD&A to discuss:
* The reason(s) that $16.5 million of capital was returned by certain of your clients.
* Whether the returned capital relates to contracts that have been cancelled, and if so, the significance of the cancelled contracts to your results of operations.
* The amount of gain or loss, if any, that was realized and recognized as a result of the returned capital.

6. We note the discussion in footnote (6) to your Selected
Financial
Data indicating that your Subordinated Notes contain certain covenant requirements impacting your ability to pay dividends based on the measure described as "Adjusted EBITDA". Please revise the "Liquidity and Capital Resources" section of MD&A and the notes to your financial statements in future filings to include a discussion regarding this covenant and its impact on your ability to pay dividends. MD&A should also be revised to include a discussion of any restrictions on your ability to pay dividends imposed by the terms of your other financing arrangements. Refer to the requirements of Rule 4-08(e) of Regulation
S-X.



Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies

- Cost in Excess of Net Assets Acquired and Trademarks, page F-10

7. Please explain why you believe it was appropriate to capitalize the
$225,000 of costs associated with the change in the Company`s trade name to Centerplate. As part of your response, please explain the specific nature and amounts of the costs capitalized and explain why you believe this treatment is appropriate and in accordance with the guidance outlined in SFAS No.142.

8. We note the disclosure indicating that the Company reduced costs in excess of net assets acquired by approximately $5.4 million as a result of recognition of tax benefits associated with the Service America net operating loss carryforwards and federal tax credits during 2004. Please tell us and revise your financial statements to explain why these benefits were recognized during 2004 rather than in prior periods.

9. We note per your disclosures on page F-10 of your document that the accumulated amortization for cost in excess of net assets acquired and trademarks was approximately $6,478,000 at December 30, 2003 and $3,551,000 at December 28, 2004. Please tell us why the accumulated amortization balance decreased between fiscal year 2003 and fiscal year 2004

-Accounting Treatment for IDSs, Common Stock Owned by Initial
Equity
Investors and
Derivative Financial Instruments, page F-11

10. Based on the disclosures provided in MD&A and Note 2, it is not clear how the amount initially allocated to common stock with the conversion option of $14.0 million, and the related discount recognized, were calculated or determined. Please tell us and revise future filings to explain in further detail how the amount allocated to these common shares was determined.

11. Also, please tell us and explain in MD&A and the notes to your financial statements how you initially determined the fair value of the option conveyed to the Initial Equity Investors to exchange common stock for subordinated debt and explain how this option is revalued at the end of each reporting period. In addition, since the initial recognition of this right was reflected as an increase to the Company`s accumulated deficit (i.e., similar to a dividend), please tell us and clarify in your financial statements whether this amount was subtracted from the net earnings allocated to the common shares with conversion rights to arrive at net income allocable to these shareholders. If not, please explain why you believe the treatment used was appropriate. We may have further comment upon receipt of your response.

12. Furthermore, please tell us and clarify in your financial statement disclosures how the weighted average shares used to compute basic and diluted earnings per share for the common shares with the conversion option was calculated or determined. Additionally, tell us and revise future filings to explain how the Company`s net income is allocated between the two classes of common shares and provide reconciliations of the numerators and denominators used in each basic and diluted earnings per share computation in the notes to your financial statements. Refer to the requirements of paragraph 40 of SFAS No.128. Your statements of operations should also be revised in future filings to disclose the net earnings allocated to each class of common shareholders. Refer to the guidance outlined in SAB Topic 4:F which we believe is analogous to your circumstances.

10.  Benefit Plans, page F-21

13. Please disclose the amount of your company`s contributions to multi-employer plans for each annual period for which as statement of income is presented. Refer to the requirements of paragraph 12 of SFAS No. 132(R).

15.  Demand for Registration, page F-23

14. We note that in June of 2004, the Initial Equity Investors of your company exercised their rights under a registration rights agreement to require your company to file a registration statement and undertake a public offering of the Initial Equity Investors` remaining interest.
As a result of the Initial Equity Investors` exercise of their rights under the registration rights agreement, your company has incurred approximately $787,000 in costs related to the offering, which have been recorded as other long-term assets. We note further that your company will receive no proceeds from this offering. It is the staff`s position that costs of an offering should be expensed if no proceeds will be received in the offering (such as costs associated with a selling shareholder document), or proceeds are not reasonably expected to exceed costs. Please revise your financial statements to record the costs incurred in conjunction with registering the interests of the Initial Equity Investors as expenses, rather than long-term assets.

17.  Quarterly Results of Operations (Unaudited), page F-24

15. Please expand your disclosures in Footnote 17 to your financial statements in future filings to describe the effect of any unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years. For example, your disclosures should discuss the effect of transaction expenses associated with your company`s IPO on the results of operations for the fourth quarter of
2003, and the effect of the premium paid for the repurchase of your company`s 1999 senior subordinated notes on the results of operations for the applicable quarters in both 2003 and 2004. Your expanded disclosures should also include other matters that may require expanded discussion but are not specifically cited above. Please refer to the requirements of Item 302(a)(3) of Regulation S-K.

16. In addition, Item 302(a)(1) of Regulation S-K requires the disclosure of net income or net loss per share for each full quarter within the two most recent fiscal years. Please revise the disclosures in your future filings, accordingly.

Form 10-Q for the period ended June 28, 2005

General

17. Please address our comments regarding your Annual Report on Form
10-K in your Quarterly Reports on Form 10-Q, where applicable.

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

2.  Summary of Significant Accounting Policies

- Reclassifications, page 10

18. We note per the disclosure of your company`s significant accounting policies that you have determined that changes in the restricted cash balance should be presented as an investing activity, instead of the prior presentation as a financing activity. As your company`s cash collateral requirements are determined by your financing agreement, please tell us why you believe the reclassification in your statement of cash flows is appropriate.






       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jeffrey Sears at (202) 551-3302 or the undersigned at (202) 551-3813 if you have questions regarding our comments on the financial statements and related matters.

      Sincerely,


      					Linda Cvrkel
								Branch Chief

Via facsimile:	Mr. Kenneth Frick
		(864) 598-8695

Mr. Lawrence Honig
Centerplate, Inc.
September 22, 2005
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